Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103-70196


Report of Independent Accountants

Audit Committee of the Board of Directors Sovereign Bank

We have examined management's assertion, included in the accompanying report titled Report of Management, that Sovereign Bank (Sovereign) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended December 31, 2002. Management is responsible for Sovereign's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about Sovereign's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Sovereign's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Sovereign's compliance with specified requirements.

In our opinion, management's assertion, that Sovereign complied with the aforementioned requirements during the year ended December 31, 2002, is fairly stated, in all material respects. This report is intended solely for the information and use of the audit committee, management, U.S. Bank National Association, and Citibank, N.A. and is not intended to be and should not be used by anyone other than these specified parties.

March 24, 2003

/s/ Ernst & Young LLP
---------------------
Ernst & Young LLP